Exhibit 21

Subsidiaries	Jurisdiction of Organization

Tractor Supply Co. of Michigan, LLC	Michigan
Tractor Supply Co. of Texas, LP	Texas
TSC Purchasing LLC	Delaware
TSC Franklin DC, LLC	Delaware
TSC SSC Bond, LLC	Delaware
Petsense LLC	Delaware
TSC Navarre DC, LLC	Delaware
TSC Maumelle DC, LLC	Delaware
Tractor Supply Company Northeast, LLC	Delaware
TSC Holdings, LLC	Delaware
TSC Services, LLC	Delaware
Tractor Supply Company West, LLC	Delaware
Orscheln Farm and Home LLC	Missouri